Neovasc Announces FDA Approval of Planned COSIRA II Sub-studies and Single Arm Registry to Allow Inclusion of Additional Specified Patient Populations

VANCOUVER and MINNEAPOLIS

Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today announced the United States Food and Drug Administration ("FDA") has approved a protocol supplement to the COSIRA-II Investigational Device Exemption ("IDE") Trial. The approval expands the number of patients eligible for treatment in the trial and adds two previously planned imaging sub-studies designed to provide insights into the safety and mechanism of action of the Neovasc Reducer™ ("Reducer"). The timing of the approval is ahead of the Company's internal target and will allow for additional patients to be treated.

The newly approved supplement adds a single, non-randomized arm to the existing protocol that allows enrollment of patients who are believed to benefit from Reducer implantation to reduce their angina symptoms, but who do not otherwise qualify for the randomized arm. These patients are well defined within the protocol and include patients with non-obstructive coronary artery disease who were previously ineligible for treatment. In addition, the expansion allows patients with predominantly right-sided ischemia, and those unable to perform a treadmill test due to amputation, to be included. All patients in the newly approved arm will receive a Reducer device per protocol. The two imaging sub-studies, utilizing Computed Tomography (CT) and Positron Emission Tomography (PET), aim to provide further support for the Reducer's safety profile and mechanism of action.

There are over two million angiograms performed per year in the United States, most of which are performed on patients with angina. Nearly 40% of patients receiving angiograms do not have obstructive coronary artery disease. While approximately 35% of patients with obstructive coronary disease are women, the percentage of patients with non-obstructive disease that are women approaches 55%.1 The newly added arm in the COSIRA-II study provides an opportunity to study the Reducer in the non-obstructive population.

"Today's news is a big win for patients suffering from refractory angina," National Co-principal Investigator Tim Henry, M.D., Christ Hospital, Cincinnati, commented. "I'm pleased that these specific patients previously ineligible for the Trial will now be able to be treated with the Reducer. The PET and CT sub-studies will give us important insights into the mechanism of action and safety of the Reducer, and the addition of patients with non-obstructive coronary disease will enable us to treat a much broader patient population."

COSIRA-II is a randomized, double-blind, placebo-controlled trial investigating the safety and effectiveness of the Reducer for patients suffering from refractory angina. The primary endpoint of the trial is change in exercise tolerance testing time via a modified Bruce protocol between baseline and six-month follow-up. The study is planned to randomize 380 patients at up to 50 sites in the United States and Canada and the primary study analysis will still be performed on the randomized population. The newly added arm allows for up to 270 additional patients. There is no change to the sample size in the original randomized arm and Neovasc still expects to complete enrollment on schedule by the end of 2023.

"FDA approval of this IDE Supplement is another important milestone for Neovasc and for patients suffering from angina," commented Lisa Becker, Neovasc Vice President of Regulatory Affairs. "We are particularly encouraged to investigate the Reducer in a population that disproportionately affects women. We appreciate the collaboration and rigor of FDA in the advancement of this important addition to the COSIRA-II trial."

About Reducer

The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. Reducer is investigational in the United States in the COSIRA-II clinical trial. Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, affects millions of patients worldwide, who typically lead severely restricted lives because of their disabling symptoms. The Reducer is designed to alter blood flow within the myocardium of the heart and increase the perfusion of oxygenated blood to ischemic areas of the heart muscle, which may provide relief of angina symptoms.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel, and Europe. For more information, visit: www.neovasc.com.

1 Patel et al, N Engl J Med 2010; 362:886-895

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